[redacted]

BB 7/1

09040776

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

NUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51841

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **05/01/08** (MM/DD/YY) AND ENDING **04/30/09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **McGladrey Capital Markets LLC** (an indirect, wholly owned subsidiary of H&R Block, Inc.)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

575 Anton Boulevard, Eleventh Floor
(No. and street)

Costa Mesa	**CA**	**92626**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Margaret Ann Thurmond **(714) 327-8800**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1100 Walnut, Suite 3300	**Kansas City**	**MO**	**64106**
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
JUN 29 2009
Washington, DC
122

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Margaret Ann Thurmond, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary information pertaining to McGladrey Capital Markets LLC (the "Company") as of and for the year ended April 30, 2009, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature: Margaret A Thurmond Date: June 25, 2009

Title: Chief Financial Officer

State of California

County of Orange

Subscribed and sworn to (or affirmed) before me on this Twenty-Fifth (25th) day of June, 2009 by Margaret Ann Thurmond, proved to me on the basis of satisfactory evidence to be the person who appeared before me.

NICOLA M. MCDOWELL
Commission # 1696763
Notary Public - California
Orange County
My Comm. Expires Sep 30, 2010

(Seal)

Signature: Nicola M. McDowell

Nicola Marie McDowell
Notary Public
County of Orange/State of California

MCGLADREY CAPITAL MARKETS LLC
(An Indirect, Wholly Owned Subsidiary of H&R Block, Inc.)

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Suite 3300
1100 Walnut Street
Kansas City, MO 64106-2129
USA

Tel: +1 816 474 6180
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

RSM EquiCo, Inc. ("Member")
McGladrey Capital Markets LLC
Costa Mesa, California

We have audited the accompanying statement of financial condition of McGladrey Capital Markets LLC (the "Company") (formerly RSM Equico Capital Markets LLC) (an indirect, wholly owned subsidiary of H&R Block, Inc.) as of April 30, 2009, and the related statements of operations, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at April 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4 to the financial statements, the Company is a defendant in a class action asserting various allegations regarding business services previously provided by its direct corporate parent, RSM Equico, Inc.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (g), (h), and (i) listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 25, 2009

McGLADREY CAPITAL MARKETS LLC
(An Indirect, Wholly Owned Subsidiary of H&R Block, Inc.)

STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2009

ASSETS

Cash	$ 7,926,503
Accounts receivable, net of allowance for doubtful accounts of $69,829	204,931
Due from affiliates (Note 2)	165,789
Prepaid expenses	680,995
Property and equipment at cost, net of accumulated depreciation and amortization of $4,287,947 (Note 3)	3,560,397
TOTAL ASSETS	$12,538,615

LIABILITIES AND MEMBER'S CAPITAL

Accounts payable and accrued expenses	$ 368,593
Employee commissions, bonus, and other compensation payable	944,485
Due to parents, net (Note 2)	1,384,886
Deferred revenue	1,570,658
Other liabilities	1,247,185
TOTAL LIABILITIES	5,515,807
Member's capital	7,022,808
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$12,538,615

See accompanying notes to financial statements.

McGLADREY CAPITAL MARKETS LLC
(An Indirect, Wholly Owned Subsidiary of H&R Block, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED APRIL 30, 2009

REVENUES:	
Advisory fee revenue	$ 16,250,395
EXPENSES:	
General and administrative expenses	20,072,787
Employee commissions and bonuses	3,348,793
Regulatory fees	281,691
	23,703,271
Loss before income taxes	(7,452,876)
INCOME TAX BENEFIT:	
Current:	
Federal	(2,320,084)
State	(642,811)
	(2,962,895)
NET LOSS	$ (4,489,981)

See accompanying notes to financial statements.

McGLADREY CAPITAL MARKETS LLC
(An Indirect, Wholly Owned Subsidiary of H&R Block, Inc.)

STATEMENT OF CHANGES IN MEMBER'S CAPITAL
YEAR ENDED APRIL 30, 2009

BALANCE — May 1, 2008	$9,512,789
Contributions by parent company	2,000,000
Net loss	(4,489,981)
BALANCE — April 30, 2009	$7,022,808

See accompanying notes to financial statements.

McGLADREY CAPITAL MARKETS LLC
(An Indirect, Wholly Owned Subsidiary of H&R Block, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED APRIL 30, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (4,489,981)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	1,606,797
Loss on disposal of assets	14,037
Provision for bad debt	69,829
Changes in assets and liabilities:	
Accounts receivable	(141,592)
Due from affiliates	750,571
Prepaid expenses	345,562
Accounts payable and accrued expenses	(186,870)
Deferred revenue	9,335
Due to parents, net	(1,414,105)
Employee commissions, bonuses, and other compensation payable	(6,522,582)
Other liabilities	(250,372)
Net cash used in operating activities	(10,209,371)
CASH FLOWS USED IN INVESTING ACTIVITIES — Property and equipment	(302,920)
CASH FLOWS FROM FINANCING ACTIVITIES — Contributions by parent company	2,000,000
Net decrease in cash	(8,512,291)
CASH — Beginning of year	16,438,794
CASH — End of year	$ 7,926,503

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization — McGladrey Capital Markets LLC (the "Company" and formerly RSM Equico Capital Markets LLC) is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a limited liability company (LLC) and is a wholly owned subsidiary of RSM EquiCo, Inc. (the "Parent" or "Member"), which is an indirect, wholly owned subsidiary of H&R Block, Inc. ("Block"). The Company was organized under the laws of the State of Delaware on May 10, 1999, and admitted to the State of California as a foreign corporation on May 20, 1999.

The Company, in connection with its activities as a broker/dealer, does not hold funds or securities for customers. Accordingly, the Company is exempt from provisions of Rule 15c3-3 of the SEC.

The Company engages in advisory services related to merger and acquisition activities of both private and public companies. Advisory services related to merger and acquisition activities include private placement of securities exempt from registration, private resale of securities exempt from registration, and merger and acquisition advisement. The Company also provides advisory services on other financing arrangements, including private placement of debt and equity securities.

Distributions shall be made to the Member at the time and in aggregate amounts determined by the Member.

Concentration of Credit Risk — The Company maintains its cash accounts with one financial institution. The cash balance is insured by the FDIC up to $250,000 through January 1, 2014; thereafter, up to $100,000. The Company had cash on deposit at April 30, 2009, that exceeded the balance insured by the FDIC in the amount of $7,676,503.

Advisory Fees and Deferred Revenue — Fees related to certain merger and acquisition activities are only recognized upon completion of the transaction. Fees related to other advisory services are recognized as earned ratably over the term of their respective contracts (typically one year), with any unearned portion of such fees that have been received reported as deferred revenue. Reimbursable expenses associated with advisory fees are recorded gross with the corresponding expense recorded in general and administrative expenses.

Prepaid Expenses — Prepaid expenses consist of licensing and registration fees paid in advance that are amortized ratably over the applicable license or registration period, deferred commissions amortized ratably over the terms of the respective contracts, and access fees for research databases paid in advance and amortized ratably over the terms of the contracts.

Property and Equipment — Property and equipment are initially recorded at cost and are depreciated over the estimated useful life of the assets using the straight-line method. The Company amortizes leasehold improvements over the shorter of seven years or the remaining term of the lease using the straight-line method. Estimated useful lives are five to seven years for computers and other equipment.

Certain allowable costs are capitalized for software developed for internal use. These costs are typically amortized over 36 months using the straight-line method. Software purchased for internal use is capitalized at cost and typically amortized over 36 months using the straight-line method.

Income Taxes — The Company is a single member LLC, which is treated as a disregarded entity for federal income tax purposes. As a result, the Company is effectively treated as a division of the Parent for federal income tax purposes. For the year ended April 30, 2009, the Company has provided for income taxes as if it were a stand-alone taxpayer (see Note 2). Any deferred tax assets or liabilities are recorded in the accounts of the Parent or H&R Block, Inc.

The Company utilizes the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes -- an Interpretation of FASB Statement No. 109* ("FIN 48"). This interpretation clarifies the accounting and reporting for uncertainties in income tax law, and prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions. The Company did not have a FIN 48 liability recorded as of April 30, 2009. Block files a consolidated federal income tax return in the United States and files tax returns in various state jurisdictions. The consolidated tax returns for the years 2006 and 2007 are currently under examination by the Internal Revenue Service (IRS). Historically, tax returns in various state jurisdictions are examined and settled upon completion of the examination

Lease Incentives — Lease incentives received to fund improvements to the leased premises of the Parent are recorded as a deferred lease incentive liability and amortized as a credit to rent expense over the life of the lease term in accordance with the guidance in FASB Technical Bulletin 88-1, *Issues Relating to Accounting for Leases*. These incentives are recorded in noncurrent liabilities on the statement of financial condition.

Use of Estimates — The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Standards — In September 2006, the FASB issued Statement on Financial Accounting Standards (FASB) No. 157, *Fair Value Measurements*. FASB No. 157 defines fair value in generally accepted accounting principles and expands financial statement disclosures about fair value measurements. FASB No. 157 is effective for fiscal years beginning after November 15, 2007. In February 2007, FASB issued FASB No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115*. FASB No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. FASB No. 159 is effective for fiscal years beginning after November 15, 2007. The Company has adopted FASB No. 157 and 159 effective May 1, 2008 with no impact on the Company's financial statements.

2. RELATED-PARTY TRANSACTIONS

(a) Allocated Expenses from Parent — The Company and the Parent have an agreement which provides that the Parent may pay for overhead expenses, including salaries, benefits, rent and utilities, of the Company. For the month ended May 31, 2008, the Company recorded and reimbursed its allocated portion of expenses paid by the Parent of $1,540,587, which is included in general and administrative expenses in the accompanying statement of operations. Beginning June 1, 2008, the Company pays directly for its overhead expenses.

The Company is also allocated costs from RSM McGladrey, Inc. (RSM), of which the Company is an indirect, wholly owned subsidiary. RSM allocated $985,296 relating primarily to risk management and other firm-wide costs for the year ended April 30, 2009. The allocated expenses from RSM McGladrey are included in the general and administrative expenses in the accompanying statement of operations.

(b) Due To Parents, net — The Parent currently funds payroll and is reimbursed through the intercompany account. In addition, the Company's executives and employees are able to participate in certain compensation programs offered by Block, which include an employee stock purchase plan (ESPP) and a deferred compensation plan (DCP). Block provides employees with the option to purchase shares of its common stock through payroll deductions. The purchase price of the stock is 90% of the lower of either the fair market value of the common stock on the first trading day within the option period or on the last trading day of the option period. Option periods are six-month periods beginning on January 1 and July 1 of each year. Certain employees are invited by Block to participate in its DCP which permits these employees to defer portions of their compensation and accrue income on these deferred amounts. As of April 30, 2009, a net amount of $816,512 is included in Due to Parents, net in the accompanying statement of financial condition for payroll, deferred compensation expenses and the allocated income taxes as described in Note 2(d).

The intercompany with RSM for unpaid balances related to the allocated expenses totaled $568,374 as of April 30, 2009, and is included in Due to Parents, net in the accompanying statement of financial condition.

(c) Capital Contributions — On June 30, 2008, the Parent made a capital contribution in the amount of $2,000,000 to the Company to maintain required net capital reserves.

(d) Income Tax Allocation — The Company is allocated income taxes from the Parent as if it were a stand-alone taxpayer. Current and deferred income tax benefits totaling $2,962,895 were allocated to the Company and are included in the accompanying statement of operations. Included in Due to Parent, net as of April 30, 2009 are approximately $719,000 of deferred income tax assets, which represent the tax effects of book and tax basis differences. These temporary differences primarily relate to compensation, and certain accruals not currently deductible for federal income tax purposes.

(e) Due From Affiliates — An advisory services agreement exists between the Company, its Parent, and an affiliate, McGladrey Capital Markets Canada, Inc. (the "Canadian Affiliate"). As a part of the agreement, the Company has agreed to make available investment banking, financial advisory, valuation, risk management, and marketing and promotional services from time to time, and the Parent will provide financial and accounting, legal, personnel, and administrative support to the Canadian Affiliate. For the year ended April 30, 2009, $808,089 was charged under this agreement. As of April 30, 2009, $83,833 is shown as Due from Affiliate in the accompanying statement of financial condition representing the amount due the Company under the agreement. Further, the Company advanced funds for McGladrey Capital Markets Europe, Ltd, an affiliate, for overhead expenses such as travel, legal and consulting fees paid to U.S. based vendors. As of April 30, 2009, $81,956 is shown as Due from Affiliates.

3. PROPERTY AND EQUIPMENT

The components of property and equipment as of April 30, 2009, are as follows:

Computers and other equipment	$ 3,326,100
Capitalized software	1,987,346
Leasehold improvements	2,534,898
	7,848,344
Less accumulated depreciation and amortization	(4,287,947)
	$ 3,560,397

Included in depreciation and amortization expense is amortization of capitalized software of $588,306.

4. COMMITMENTS AND CONTINGENCIES

The operations of the Company are conducted on premises leased by the Parent. The operating leases for the Costa Mesa, California, and Chicago, Illinois, locations expire in January 2013 and June 2009, respectively. Rent expense for the year ended April 30, 2009, totals $1,172,468. Future minimum lease commitments of the Parent as of April 30, 2009 and for the years ended April 30 are as follows:

2010	$1,460,000
2011	1,481,000
2012	1,518,000
2013	1,160,000

The Company and Parent are parties to a class action filed on July 11, 2006 and entitled Do Right's Plant Growers, et al. v. RSM EquiCo, Inc., et al. Case No. 06 CC00137, in the California Superior Court, Orange County. The complaint contains allegations regarding business services provided by the Parent, including fraud, negligent misrepresentation, breach of contract, breach of implied covenant of good faith and fair dealing, breach of fiduciary duty, and unfair competition, and seeks unspecified damages, restitution, and equitable relief. On March 17, 2009, the court granted plaintiffs' motion for class certification on all claims. The class consists of all the Parent's U.S. clients who signed platform agreements and for whom the Parent did not ultimately market their business for sale. The defendants have filed a petition for appeal of this certification ruling and intend to defend this case vigorously. The amount claimed in this action is substantial and could have a material adverse impact on the Company's financial statements. There can be no assurance regarding the outcome of this matter and the impact, if any, on the Company.

The Company is party to other legal actions arising in the normal course of business. In the opinion of management, resolution of such matters will not have a material adverse effect on the financial statements of the Company.

5. NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both of which are defined terms, shall not exceed 15-to-1. The Company is required to maintain a minimum net capital of not less than $5,000 or 6⅔% of aggregate indebtedness, whichever is greater, pursuant to the Rule. At April 30, 2009, the Company had net capital for regulatory purposes of $3,247,292, which was $3,040,055 in excess of its required net capital of $207,237. The Company's ratio of aggregate indebtedness to net capital was .96-to-1 at April 30, 2009.

* * * * * *

SUPPLEMENTAL SCHEDULES

SCHEDULE g

McGLADREY CAPITAL MARKETS LLC
(An Indirect, Wholly Owned Subsidiary of H&R Block, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
APRIL 30, 2009

MEMBER'S CAPITAL	$7,022,808
ADD ALLOWABLE CREDITS:	
Other liabilities — deferred lease incentive	836,596
LESS NONALLOWABLE ASSETS:	
Property and equipment, net	3,560,397
Prepaid expenses	680,995
Accounts receivable	204,931
Due from affiliates	165,789
Net capital	3,247,292
NET CAPITAL REQUIREMENT — Greater of 6 2/3% of aggregate indebtedness or $5,000	207,237
NET CAPITAL IN EXCESS OF REQUIREMENT	$3,040,055
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	368,593
Employee commissions, bonus, and other compensation payable	944,485
Due to parents, net	1,384,886
Other liabilities	410,589
Total aggregate indebtedness	$3,108,553
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.96 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of April 30, 2009):	
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$3,144,593
Adjustment to income taxes	102,699
NET CAPITAL — As amended on June 30, 2009, per above	$3,247,292

McGLADREY CAPITAL MARKETS LLC

(An Indirect, Wholly Owned Subsidiary of H&R Block, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
APRIL 30, 2009

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i).

McGLADREY CAPITAL MARKETS LLC

(An Indirect, Wholly Owned Subsidiary of H&R Block, Inc.)

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
APRIL 30, 2009

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) exemptive provision.

Deloitte.

Deloitte & Touche LLP
Suite 3300
1100 Walnut Street
Kansas City, MO 64106-2129
USA
Tel: +1 816 474 6180
www.deloitte.com

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

June 25, 2009

RSM Equico, Inc.("Member")
McGladrey Capital Markets LLC
Costa Mesa, California

In planning and performing our audit of the financial statements of McGladrey Capital Markets LLC (the "Company") (formerly RSM Equico Capital Markets LLC) (an indirect, wholly owned subsidiary of H&R Block, Inc.) for the year ended April 30, 2009 (on which we issued our report dated June 25, 2009 and such report expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding a class action lawsuit), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3, for which the Company does not have an obligation of maintaining a special account for the exclusive benefit of customers as the Company does not handle customer funds or securities. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("generally accepted accounting principles"). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at April 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of RSM EquiCo, Inc., management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be, and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

McGladrey Capital Markets LLC

(An indirect, wholly owned subsidiary of H&R Block, Inc.)

SEC I.D. No. 8-51841

Financial Statements as of and for the Year Ended April 30, 2009, Supplemental Schedules as of April 30, 2009, and Independent Auditors' Report and Supplemental Report on Internal Control

Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT